

Mail Stop 3561

December 2, 2009

Mr. Christopher J. Reed
Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, CA 90061

> **Re:** **Reed's, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 001-32501**

Dear Mr. Reed:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

Exhibits

1.   Please file all material agreements in their entirety, including all schedules, exhibits, annexes, etc. We note that the loan and security agreement with First Capital Western Region, LLC dated May 30, 2008, and the Brewing Agreement with The Lion Brewery dated November 1, 2008, do not appear to include all of the exhibits to the agreements. Please explain why these attachments were not filed pursuant to Item 601(b)(10) of Regulation S-K, or refile the agreements with all attachments.

<u>Form 10-Q for fiscal quarter ended September 30, 2009</u>

<u>Part II – Other Information</u>

<u>Item 6. Exhibits, page 21</u>

2.   Your exhibit index indicates that the asset purchase agreement with Sonoma Cider Mill, Inc. was filed as an exhibit to your Form 10-Q for fiscal quarter ended September 30, 2009, but the agreement does not appear to have been filed. Please file the asset purchase agreement as an exhibit or advise.

                                    *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director